Exhibit 99.(m)(iii)(B)

DIREXION FUNDS

CLASS A SHARES

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Class A Distribution Plan shall be as follows:

Direxion Indexed Commodity Strategy Fund
Direxion Indexed Managed Futures Strategy Fund
Direxion Hilton Tactical Income Fund

Up to 1.00% of the average daily net assets approved, 0.25% authorized.

Last Revised:  February 12, 2015.